UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on November 25, 2024, Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, consummated its initial public offering (the “IPO”) of 1,500,000 ordinary shares, par value $0.0005 per share (each, an “Ordinary Share” and the Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company has also granted the underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments (the “Over-Allotment Shares”), if any (the “Over-Allotment Option”).

On December 9, 2024, the Company issued and sold to the underwriter 225,000 Ordinary Shares at a price of $5.50 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $1,237,500. As a result, the Company has raised aggregate gross proceeds of $9,487,500 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment Shares on December 9, 2024. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated December 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: December 9, 2024	By:	/s/ Chi Ming Lam
Chi Ming Lam
Chairman of the Board and Chief Executive Officer